UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
60852M104
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60852M104	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS: David S. Barlow I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): Not Applicable

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		2,612,144*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,612,144*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,612,144*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*As of December 31, 2007, David S. Barlow (the “Reporting Person”) owned (i) 2,564,228 shares of Common Stock and (ii) had the right to acquire 47,916 shares of Common Stock pursuant to certain Employment Stock Options within sixty days of December 31, 2007. Thus, as of December 31, 2007, for the purposes of Rule 13d-1(c), the Reporting Person is deemed to be the beneficial owner of 2,612,144 shares of Common Stock. The percentage calculation is based upon the sum of (i) the total number of 24,862,812 shares of Common Stock reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, (ii) 47,916 shares of Common Stock that the Reporting Person had the right to acquire within sixty days of December 31, 2007 and (iii) 75,001 shares of Common Stock acquired by the Reporting Person on November 8, 2007 as a result of exercise of certain Employment Stock Options.

CUSIP NO. 60852M104	PAGE 3 OF 5 PAGES
ITEM 1.

(a)	Name of Issuer

Molecular Insight Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

160 Second Street, Cambridge, Massachusetts 02142
ITEM 2.

(a)	Name of Persons Filing

David S. Barlow

(b)	Address of Principal Business Office or, if none, Residence

Molecular Insight Pharmaceuticals, Inc.
160 Second Street, Cambridge, Massachusetts 02142

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, $.01 par value

(e)	CUSIP Number

60852M104

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.
ITEM 4. Ownership.

(a)	Amount Beneficially Owned.

2,612,144

(b)	Percent of Class.

10.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote

CUSIP NO. 60852M104	PAGE 4 OF 5 PAGES

2,612,144

(ii)	shared power to vote or to direct the vote

0

(iii)	sole power to dispose or to direct the disposition of

2,612,144

(iv)	shared power to dispose or to direct the disposition of

0
ITEM 5. Ownership of Five Percent Or Less of a Class.

Not Applicable.
ITEM 6. Ownership Of More Than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.
ITEM 8. Identification and Classification of Members of the Group.

Not Applicable.
ITEM 9. Notice of Dissolution of Group.

Not Applicable.
ITEM 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 60852M104	PAGE 5 OF 5 PAGES
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2008 Date

/s/ David W. Kantaros, Esq. Signature

Name: David W. Kantaros
Title: Attorney-in-fact for David S. Barlow